			Exhibit 12(f)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	2013	2014	2015	2016	2017

Fixed charges, as defined:
Total Interest	$38,173	$58,384	$45,532	$37,529	$37,141
Interest applicable to rentals	974	799	1,091	654	853

Total fixed charges, as defined	$39,147	$59,183	$46,623	$38,183	$37,994

Earnings as defined:
Net Income	$113,664	$96,334	$111,318	$96,744	$78,596
Add:
Provision for income taxes:
Total	68,853	83,310	53,077	71,061	69,969
Fixed charges as above	39,147	59,183	46,623	38,183	37,994

Total earnings, as defined	$221,664	$238,827	$211,018	$205,988	$186,559

Ratio of earnings to fixed charges, as defined	5.66	4.04	4.53	5.39	4.91